

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2019

Dan Mondor
Chief Executive Officer
Inseego Corp.
12600 Deerfield Parkway, Suite 100
Alpharetta, GA 30004

      Re: Inseego Corp.
          Registration Statement on Form S-3
          Filed August 9, 2019
          File No. 333-233206

Dear Mr. Mondor:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Telecommunications